Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

InfoComm 2006 Booth 3702	Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

OPTIBASE PRESENTS IP VIDEO FOR MILITARY, ENTERPRISE AND DISTANCE LEARNING NETWORKS
AT INFOCOMM 2006

        HERZLIYA, Israel, May 24, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it will attend InfoComm 2006, June 7-9 in Orlando, Fla. and present its high-availability IP and digital video solutions for enterprise, distance learning and military markets, including live demonstrations of advanced video solutions for homeland security applications.

        Optibase’s extensive range of streaming gateways and MPEG encoders/decoders are widely deployed in advanced video streaming solutions worldwide. Video streaming is a crucial communication tool at the office, for training and in the classroom. In addition, Optibase’s carrier grade, 24X7, multi-format streaming and logging platforms can transform the way security agencies and military organizations retrieve, monitor and analyze live audio-visual information – greatly extending their intelligence gathering capabilities.

        “The need for video transmission over networks is ubiquitous, whether its surveillance for homeland security, streaming video in the boardroom, sending training materials directly to employee’s desktops, even covering audio/visual needs in places of worship,” said Adam Schadle, president of Optibase Inc. and vice president of North American sales. “Optibase was one of the first DVB over IP products as an early IPTV product for TV contribution feeds over long haul IP networks, and since then has established a track record of success in all of these various markets, illustrating our strong integration capabilities and video quality.”

        Demonstrations at the Optibase booth (3702) will include a live video transmission over IP technology, showing how security and defense forces can extend their use of digital video in unmanned aircraft vehicles (UAVs) and land-based remote controlled solutions. The Optibase solution is in use by a major Air Force to provide a system that generates superior-quality aerial pictures in real-time.

        Optibase provides an innovative solution, utilizing MPEG encoding and streaming over IP to significantly enhance air-to-ground video communication. Through the use of advanced video compression and processing, video streaming over IP networks and sophisticated analysis and retrieval tools, military and government command and control centers can have full visibility and control in critical missions and life threatening situations allowing them to make real time decisions and respond immediately.

-more-

OPTIBASE PRESENTS IP VIDEO FOR MILITARY, ENTERPRISE AND DISTANCE LEARNING NETWORKS AT INFOCOMM 2006 / Page 2

        At InfoComm, Optibase will also discuss its recent news with Canal+ Group, France’s leading pay TV operator, which selected Optibase to provide video over IP capabilities throughout the company’s facilities. Optibase supplied Canal+ with its integrated MGW 1100 platforms that offer high quality video encoding and streaming functionalities. Optibase’s suite of management solutions complements the MGW 1100 and offers sophisticated control and motoring capabilities, while its carrier-grade architecture ensures high availability, reliability and robustness.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.